Exhibit 99.1

NOTICE TO THE MARKET

Gerdau S.A. issues US$ 500 million 7.250% bonds due 2044

through its subsidiary GTL Trade Finance Inc.

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that it has launched and priced, on April 9, 2014, thirty-year bonds in the international capital markets through its wholly-owned subsidiary GTL Trade Finance Inc. The bonds will be unconditionally and irrevocably guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A.

Final terms and conditions:

Issuer	GTL Trade Finance Inc.

Guarantors	Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A.

Ratings	Moddy’s: Baa3 (Stable) / S&P: BBB- (Stable) / Fitch: BBB- (Stable)

Principal Amount	US$ 500,000,000

Format	Rule 144A / Reg S

Trade Date	April 9, 2014

Settlement Date	April 16, 2014 (T+5)

Maturity	April 16, 2044

Interest Payment Dates	April 16 and October 16, commencing October 16, 2014

Coupon	7.250%, semi-annual in arrears; 30/360 count basis

Clearing	The Depository Trust Company (DTC) / Euroclear / Clearstream

Listing	Luxembourg Stock Exchange (Euro MTF)

The geographic distribution of the offering is as follows: 71% United States; 21% Europe, Middle East and Africa; 7% Latin America; and 1% Asia-Pacific. The majority of buyers of the bonds were Fund Managers, Private Banks, Insurance Companies and banks. The net proceeds from the offering will be used to refinance the Company’s indebtedness and for general corporate purposes.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The bonds will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S thereunder. The bonds have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Rio de Janeiro, April 10, 2014.

Andre Pires de Oliveira Dias

Executive Vice President

Director of Investor Relations